MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020

SSR Mining Inc.	MD&A Q1 2020 | 1

CONTENTS

1	First Quarter 2020 Highlights
2	Outlook
3	Business Overview
4	Results of Operations
5	Quarterly Financial Results
6	Financial Instruments and Related Risks
7	Risks and Uncertainties
8	Non-GAAP Financial Measures
9	Critical Accounting Policies and Estimates
10	Internal Control over Financial Reporting and Disclosure Controls and Procedures
11	Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates

SSR Mining Inc.	MD&A Q1 2020 | 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE ENDED MARCH 31, 2020

This Management's Discussion and Analysis ("MD&A") is intended to supplement the unaudited condensed consolidated interim financial statements of SSR Mining Inc. ("we", "us", "our" or "SSR Mining") for the three months ended March 31, 2020, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

All figures are expressed in U.S. dollars ("USD") except where otherwise indicated. This MD&A has been prepared as of May 14, 2020, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020.

Additional information, including our Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2019, is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in Section 11 herein. We use certain non-GAAP financial measures in this MD&A; for a description of each of these measures, please see the discussion under "Non-GAAP Financial Measures" in Section 8 of this MD&A.

1.	FIRST QUARTER 2020 HIGHLIGHTS

▪
Strong financial performance: Reported positive income from mine operations totaling $44.8 million, net income of $24.0 million and adjusted attributable net income of $38.8 million, or $0.31 per share.(1)

▪
Maintained strong balance sheet and liquidity: Cash balance at quarter end was $398.4 million and marketable securities of $50.3 million, while total convertible debt outstanding was reduced to $230 million during the quarter.

▪	Robust production to start the year: Achieved quarterly consolidated production of 107,331 gold equivalent ounces at cash costs of $824 per payable ounce of gold sold.(1)

▪
High-grade production at Seabee Gold Operation: Produced 29,521 ounces of gold at cash costs of $544 per payable ounce of gold sold.(1) Mill throughput exceeded 1,050 tonnes per day during January and February 2020. The temporary suspension of Seabee in late March reduced quarterly throughput to 981 tonnes per day.

▪
Delivering at the Marigold mine: Produced 58,448 ounces of gold at cash costs of $824 per payable ounce of gold sold.(1) Total material mined was over 20 million tonnes, continuing to demonstrate strong and efficient operating practices.

▪
Consistent operating metrics at Puna Operations: Steady state mill throughput, silver feed grade and recovery led to 1.8 million ounces of silver production at cash costs of $13.49 per payable ounce of silver sold.(1) Mill throughput averaged 4,300 tonnes per day up to March 20, 2020.

▪
Temporary suspension of operations at Puna and Seabee: Announced the temporary suspension of operations at Puna and Seabee in response to the COVID-19 pandemic. Marigold experienced only minor impacts from the pandemic and continued normal operations during the quarter.

▪
Continued exploration success: Drilling at Marigold and Seabee yielded positive results indicating potential increases to Mineral Resources. Drilling on greenfield targets yielded three resource grade intercepts at Fisher.

▪	Redeemed outstanding 2.875% senior convertible notes: Redeemed remaining outstanding 2013 Notes for $115 million in cash on March 30, 2020.

▪
Announced a zero-premium merger with Alacer Gold on May 11, 2020: Creates a leading intermediate precious metals producer with robust margins, strong free cash flow generation, and long mine lives led by highly experienced management with a track record of value creation.

▪
Divested SilverCrest equity position: On May 14, 2020, sold entire SilverCrest equity position of 9.0 million shares at a price of C$10.06 per common share for a pre-tax gain of approximately C$55 million.

(1)
We report the non-GAAP financial measures of cash costs per payable ounce of gold and silver sold, adjusted attributable net income and adjusted attributable net income per share to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Non-GAAP Financial Measures” in Section 8.

SSR Mining Inc.	MD&A Q1 2020 | 3

2.	OUTLOOK

This section of the MD&A provides management's production, cost, capital, exploration and development expenditure estimates for 2020. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in Section 11. Cash costs per payable ounce of gold and silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.
By news release dated March 25, 2020, we withdrew our 2020 operating guidance across all operations until further notice due to the uncertainty with respect to future developments of the coronavirus disease ("COVID-19") pandemic, including the duration, severity and scope of the outbreak, the actions taken to contain or treat the COVID-19 outbreak and potential impacts on mining operations.

Although we expect the COVID-19 pandemic to adversely impact production and operating income in the short term, particularly at our Seabee Gold Operation and Puna Operations where operations are currently suspended, we continue to monitor the situation closely. The Marigold mine continues to operate with limited impact from COVID-19 and we have implemented numerous measures intended to protect our employees, including ensuring physical distancing and providing additional protective equipment.

We expect monthly care and maintenance costs at the Seabee Gold Operation and Puna Operations to be approximately $4.2 million per month and $2.5 million per month, respectively. We also are assessing our qualification for announced support programs in each country where our operations have been impacted. We intend to apply for such support if and when we meet the qualifying criteria.

We continue to evaluate our care and maintenance strategies and associated holding and labour costs while developing phased restart plans consistent with the regulations in place where our mines operate.

At the end of April 2020, the Province of Saskatchewan, where our Seabee Gold Operation is located, announced a five phase re-opening plan for the economy. Consistent with this plan, we have increased the size of our care and maintenance crew to advance maintenance work on fixed and mobile plant and equipment that was scheduled for later in the year. Based on the continued success of our mitigation strategies, we intend to commence underground development followed by underground mining, and then restart milling operations, in June 2020 at the earliest.

At Puna Operations, the initial restart phase contemplates re-activating the transport of ore that is currently stockpiled at the Chinchillas mine site to the Pirquitas plant site. Based on the continued success of our mitigation strategies, we would then start processing stockpiled ore, followed by a final phase of ramp up of mining activities at the Chinchillas mine. We expect that the earliest we would achieve steady state plant and mine operations is June 2020 and July 2020, respectively.

We expect to update production, cost and capital guidance once we have sufficient clarity on external guidelines and regulations and the potential timing and success of restart activities.

We are working closely with communities and regulators as we implement operating protocols at each of our operating sites to contain and mitigate the risk of spread of COVID-19. Additionally, we are providing up to $350,000 of monetary support and in-kind contributions for medical supplies, food and other materials in relation to community requirements for the COVID-19 response.

See the "Risks and Uncertainties" and "Cautionary Notes" sections of this MD&A for more information on the impact that the COVID-19 pandemic has had on our business and the actions we are taking in response.

SSR Mining Inc.	MD&A Q1 2020 | 4

3.	BUSINESS OVERVIEW

Strategy

We are a Canadian-based resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., Seabee Gold Operation in Saskatchewan, Canada, and Puna Operations in Jujuy, Argentina.

Corporate summary

SSR Mining has an experienced management team of mine-builders and operators with proven capabilities. We have a strong balance sheet with $398.4 million in cash and cash equivalents as at March 31, 2020. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

We announced on May 11, 2020, that we and Alacer Gold Corp. (“Alacer”) entered into a definitive arrangement agreement (the “Agreement”) pursuant to which we agreed to acquire all of the outstanding common shares of Alacer in a share-for-share transaction. The transaction would create a combined company with a market capitalization of approximately $4.0 billion as of May 8. Under the terms of the Agreement, we will acquire each Alacer share for 0.3246 of an SSR Mining share. At closing, SSR Mining and Alacer shareholders will collectively own approximately 57% and 43% of SSR Mining, respectively, on an issued and outstanding share basis.

The combined entity will continue as SSR Mining Inc. and will be headquartered in Denver, Colorado with a corporate office in Vancouver, B.C. The combined entity will be led by Rod Antal as President & CEO and Michael Anglin as Chairman. Following the completion of the transaction, the new board of directors will be comprised of five directors from each of the current SSR Mining and Alacer boards of directors for a total of 10 directors, including the CEO.

The zero-premium merger of SSR Mining and Alacer is expected to create a leading intermediate gold producer with robust margins, strong free cash flow generation, and long mine lives across four mining-friendly jurisdictions. In addition, the increased financial strength of the combined business will allow us to leverage the proven project execution capabilities of the combined management team to continue delivering on the extensive organic growth portfolio and compete for attractive assets as they arise. The complementary nature of the assets and the cultural alignment of the organizations are expected to facilitate an effective integration and allow us to continue to deliver value to our shareholders.

The board of directors of both companies have unanimously approved the transaction, including in our case, based on the unanimous recommendation of a special committee of independent directors of SSR Mining. The transaction is expected to close in the third quarter of 2020. Closing of the transaction is subject to approval by the shareholders of both companies, court approval, regulatory approvals and other customary closing conditions.

On March 11, 2020, the World Health Organization declared COVID-19 to be a pandemic. During the first quarter of 2020, the COVID-19 pandemic has impacted major economic and financial markets. Most industries have been impacted by the COVID-19 pandemic and are facing operating challenges associated with the regulations and guidelines resulting from efforts to contain it. The pandemic has also significantly impacted the prices of the primary metals we produce and caused significant price volatility. The overall impact has resulted in the price of gold increasing and the price of silver declining.

As a direct result of the COVID-19 pandemic, we temporarily suspended operations at our Puna Operations and Seabee Gold Operation on March 20, 2020 and March 25, 2020, respectively. During the suspension at Puna Operations and Seabee Gold Operation, we are performing care and maintenance activities. Costs incurred during the suspensions associated with these activities have been separately identified and accounted for as care and maintenance costs within operating income in the condensed consolidated interim statements of income. The Marigold mine continues to operate with limited impact from COVID-19 and we have implemented numerous measures intended to protect our employees, including ensuring physical distancing and providing additional protective equipment.

SSR Mining Inc.	MD&A Q1 2020 | 5

Holders of our 2.875% senior convertible notes issued in 2013 (the "2013 Notes") had the right to surrender their 2013 Notes for purchase by us at their option (the "Put Option") pursuant to the terms of the indenture governing the 2013 Notes, dated as of January 16, 2013 entered into with The Bank of New York Mellon any time before January 31, 2020. As of the expiration of the Put Option, $49,000 aggregate principal amount of the 2013 Notes were put to us and redeemed, and $4,000 of 2013 Notes were converted to equity.
The remaining outstanding 2013 Notes were callable by us at par, plus accrued and unpaid interest thereon. On February 13, 2020, we provided notice of redemption to call the remaining outstanding 2013 Notes. On March 30, 2020, we redeemed all of our remaining outstanding 2013 Notes consisting of an aggregate principal amount of $114,947,000 plus accrued interest of $542,000 in exchange for payment of cash of $115,487,000 and equity of $2,000.

Market overview

Metal prices

The market prices of gold and silver are key drivers of our profitability. The price of gold can fluctuate widely and is affected by a number of macroeconomic factors, including global or regional consumption patterns, the supply of, and demand for, these metals, interest rates, exchange rates, inflation or deflation, global economic conditions resulting from the COVID-19 pandemic, and the political and economic conditions of major gold-producing and gold-consuming countries throughout the world. Importantly, the price of gold can be impacted by its role as a safe haven during periods of market turmoil and the perceived inflationary impacts caused by the responses of governments and central banking authorities to the economic threats caused by the COVID-19 pandemic.
The price of gold traded between $1,474 per ounce and $1,684 per ounce during the first quarter of 2020, closing the quarter at $1,609 per ounce. The PM fix average of $1,583 per ounce in the first quarter of 2020 was $102 per ounce, or 7%, higher than average for the fourth quarter of 2019 of $1,481 per ounce. Silver traded within a range between $11.98 per ounce and $18.62 per ounce, closing the quarter at $13.97 per ounce. The first quarter of 2020 average silver fix price of $16.90 per ounce was 3% lower compared to the average for the fourth quarter of 2019 of $17.32 per ounce.

During the first quarter of 2020, gold prices strengthened significantly, in part due to the COVID-19 pandemic, as market participants reallocated their portfolios toward safe haven assets such as gold. Significant events during the quarter that supported demand for precious metals included a decrease in interest rates to nearly zero percent by the U.S. Federal Reserve and a number of other central banks to aid the stabilization of the global economy and financial markets, combined with large fiscal economic support packages, perceived as inflationary, as countries expand money supply and increase indebtedness. The silver price remains more volatile compared to the gold price primarily due to a smaller, less liquid silver market and anticipated decline for physical demand for silver due to its industrial applications which have been impacted by the COVID-19 pandemic.

SSR Mining Inc.	MD&A Q1 2020 | 6

Currency and commodity markets

During the first quarter of 2020, the Canadian dollar (“CAD”) averaged approximately 1.34 CAD per one USD, as compared with 1.32 CAD per one USD in the fourth quarter of 2019. During March 2020, the CAD depreciated relative to the USD, peaking at $1.46 CAD per one USD on March 19, 2020. This performance was largely due to weaker oil prices, driven by supply increases by Saudi Arabia and Russia as the agreement between OPEC and Russia fractured, a sharp decline in global demand for oil caused by the COVID-19 pandemic and demand for U.S. denominated treasuries as safe haven assets. Volatility and distress in the equity and financial markets drove a flight to USD, leading to a strengthening of the USD against most major currencies, including the CAD. Our Seabee Gold Operation and corporate office have exposure to Canadian dollar operating and capital costs. Under our risk management policy, we have entered into options to manage this exposure.

The Argentine peso ("ARS") depreciated from ARS 60 per one USD at the beginning of the first quarter of 2020 to ARS 64 per one USD by the end of the first quarter. The average foreign exchange rate during the first quarter of 2020 was ARS 61 per one USD compared to ARS 59 per one USD in the fourth quarter of 2019. In the first quarter of 2020, a number of emerging market currencies, including the ARS, depreciated against the USD. The depreciation of the ARS, compared to some of the other Emerging Market currencies, was limited as a result of government-imposed limits on capital flow out of the country. While a weaker currency is positive for our Puna Operations operating costs, we expect the high inflation rates in Argentina to generally offset the benefits of the currency devaluation.

SSR Mining Inc.	MD&A Q1 2020 | 7

Diesel fuel is a significant operating cost at our Marigold mine and Seabee Gold Operations. Diesel fuel is obtained through the distillation of crude oils, of which West Texas Intermediate ("WTI") is the main pricing benchmark in North America. WTI oil opened the first quarter of 2020 at the top of its trading range for the year at $61 per barrel and declined significantly throughout the quarter ending near its lowest price at $21 per barrel. The average WTI oil price in the first quarter of 2020 was $46 per barrel, an 18% decrease compared to $56 per barrel in the fourth quarter of 2019. During the first quarter of 2020, the demand for oil decreased dramatically due to decreased demand for travel and reduced commercial business activities throughout the world, driven by the COVID-19 pandemic. Simultaneously, oil prices saw additional pressure as expectations for low-priced oil supply increased, after the OPEC production cut agreement was abandoned in early March and oil supply became unrestricted. The future oil price curve indicates near-term oil price recovery as higher-cost producers are pressured to decrease production. To mitigate against adverse price movements, our Marigold mine and Seabee Gold Operation continue to manage a portion of their diesel price risk through hedging activity, with hedges executed through 2022.

SSR Mining Inc.	MD&A Q1 2020 | 8

Consolidated financial summary
(presented in thousands of USD, except for per share value)

Selected Financial Data	Three months ended March 31,
	2020	2019
Revenue	$164,463	$126,250
Income from mine operations	$44,783	$30,237
Gross margin (2)	27%	24%
Operating income	$34,766	$19,628
Net income	$23,976	$5,732
Net income attributable to equity holders of SSR Mining	$23,976	$6,464
Basic attributable income per share	$0.19	$0.05
Adjusted attributable income before tax (1)	$45,057	$21,546
Adjusted attributable net income (1)	$38,794	$17,200
Adjusted basic attributable income per share (1)	$0.31	$0.14
Cash generated by (used in) operating activities	$58,672	$(303)
Cash (used in) investing activities	$(49,361)	$(33,762)
Cash (used in) generated by financing activities	$(113,983)	$77,441

Financial Position	March 31, 2020	December 31, 2019
Cash and cash equivalents	$398,439	$503,647
Marketable securities	50,293	66,453
Current assets	743,243	899,662
Current liabilities	96,675	234,171
Working capital (3)	646,568	665,491
Total assets	1,612,004	1,750,107

(1)
We report non-GAAP financial measures including adjusted attributable income before tax, adjusted attributable net income, and adjusted basic attributable income per share to manage and evaluate our operating performance. See "Non-GAAP Financial Measures" in Section 8.

(2)	Gross margin is defined as income from mine operations divided by revenue.

(3)	Working capital is defined as current assets less current liabilities.

Quarterly financial summary

Realized gold price is a non-GAAP financial measure. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

Revenue in the first quarter of 2020 increased by 30% compared to the first quarter of 2019, mainly due to a higher realized gold price at the Marigold mine and Seabee Gold Operation and higher silver ounces sold at Puna Operations.

Income from mine operations of $44.8 million in the first quarter of 2020 generated a gross margin of 27% compared to income from mine operations of $30.2 million and a gross margin of 24% in the first quarter of 2019. Relative to the comparative quarter of 2019, income from mine operations was higher at the Marigold mine and Seabee Gold Operation mainly due to 22% and 24% increases in realized gold prices, respectively. In the first quarter of 2020, we generated net income of $24.0 million, an increase of $18.2 million compared to net income of $5.7 million in the first quarter of 2019.

Cash generated from operating activities in the first quarter of 2020 increased to $58.7 million compared to cash used in operating activities of $0.3 million in the first quarter of 2019. All of our mine operations generated higher revenue in the first quarter of 2020 compared to the first quarter of 2019, driven primarily by higher realized gold prices at the Marigold mine and Seabee Gold Operation and higher silver ounces sold and realized silver price at Puna Operations. Cash generated from operating activities was also significantly higher in the first quarter of 2020 compared to the first quarter of 2019 due to stronger operating results, combined with large non-cash working capital impacts on the first quarter of 2019 as we completed our ramp up at Puna Operations and achieved steady-state operations.

SSR Mining Inc.	MD&A Q1 2020 | 9

Cash used in investing activities in the first quarter of 2020 increased to $49.4 million compared to cash used in investing activities of $33.8 million in the first quarter of 2019. In the first quarter of 2020, we invested $37.2 million in plant and equipment, $13.0 million in capitalized stripping and $3.1 million in underground mine development.

Cash used in financing activities was $114.0 million in the first quarter of 2020, compared to cash generated by financing activities of $77.4 million in the first quarter of 2019. In the first quarter of 2020, we redeemed our remaining outstanding 2013 Notes for $115.0 million. We also received proceeds from stock option exercises of $1.4 million.

SSR Mining Inc.	MD&A Q1 2020 | 10

4.	RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for our Marigold mine, Seabee Gold Operation and Puna Operations. Additional operating information is provided in the sections relating to the individual operations.

	Three months ended
Operating data	March 31 2020	December 31 2019	September 30 2019	June 30 2019	March 31 2019
Consolidated production and sales:
Gold produced (oz)	87,969	81,255	85,313	81,461	84,335
Silver produced ('000 oz)	1,770	2,132	1,664	1,486	2,392
Lead produced ('000 lb) (1)	5,536	7,985	5,304	3,879	6,789
Zinc produced ('000 lb) (2)	1,821	3,007	2,206	1,539	1,640

Gold sold (oz)	85,742	85,450	78,928	83,978	83,516
Silver sold ('000 oz)	1,834	2,584	1,505	2,679	927
Lead sold ('000 lb) (1)	6,407	9,371	4,119	7,652	2,977
Zinc sold ('000 lb) (2)	2,166	3,067	2,030	5,757	3,218

Cash costs ($/oz) - payable gold from Marigold mine (3)	$824	$778	$822	$835	$812
Cash costs ($/oz) - payable gold from Seabee Gold Operations (3)	$544	$505	$373	$526	$467
Cash costs ($/oz) - payable silver from Puna Operations (3,5)	$13.49	$8.90	$14.22	$9.80	$9.94

Gold equivalent production (oz) (4)	107,331	106,205	104,775	98,334	112,514

Realized gold price ($/oz) (3)	$1,597	$1,480	$1,480	$1,314	$1,303
Realized silver price ($/oz) (3)	$17.47	$17.32	$17.31	$14.92	$15.35

Consolidated costs:
Cash costs per equivalent gold ounce sold ($/oz) (3,4,5)	$824	$716	$759	$775	$712
AISC per equivalent gold ounce sold ($/oz) (3,4,5)	$1,262	$1,088	$1,136	$1,049	$1,088

Financial data ($000s)
Revenue	$164,463	$177,603	$147,848	$155,149	$126,250
Income from mine operations	$44,783	$58,913	$51,906	$29,827	$30,237

(1)	Data for lead production and sales relate only to lead in lead concentrate.

(2)	Data for zinc production and sales relate only to zinc in zinc concentrate.

(3)
We report the non-GAAP financial measures of realized metal prices, cash costs and all-in sustaining costs ("AISC") per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For further information, please refer to “Non-GAAP Financial Measures” in Section 8.

(4)
Gold equivalent ounces have been established using the realized metal prices per payable ounce of precious metals sold in the period and applied to the recovered silver metal content produced by the mines. Zinc and lead production are not included in gold equivalent ounces produced.

(5)	Puna Operations cash costs and AISC per payable silver ounce sold for the period ending March 31, 2020 include an $8.5 million write-down of inventories to net realizable value.

SSR Mining Inc.	MD&A Q1 2020 | 11

Marigold mine, U.S.

	Three months ended
Operating data	March 31 2020	December 31 2019	September 30 2019	June 30 2019	March 31 2019
Total material mined (kt)	20,259	18,457	19,033	19,254	17,295
Waste removed (kt)	15,255	11,736	12,676	12,185	11,767
Total ore stacked (kt)	5,004	6,721	6,357	7,070	5,528
Gold stacked grade (g/t)	0.30	0.36	0.51	0.38	0.34
Gold recovery (%)	76.0	76.0	77.0	75.0	73.0
Strip ratio	3.0	1.7	2.0	1.7	2.1

Mining cost ($/t mined)	$1.64	$1.83	$1.73	$1.65	$1.73
Processing cost ($/t processed)	$1.21	$1.03	$1.17	$1.01	$1.20
General and administrative costs ($/t processed)	$0.70	$0.54	$0.54	$0.47	$0.54

Gold produced (oz)	58,448	59,186	52,968	54,922	53,151
Gold sold (oz)	58,028	61,088	50,650	59,702	55,517

Realized gold price ($/oz) (1)	$1,588	$1,478	$1,481	$1,309	$1,303

Cash costs ($/oz) (1)	$824	$778	$822	$835	$812
AISC ($/oz) (1)	$1,277	$1,117	$1,104	$986	$930

Financial data ($000s)
Revenue	$92,081	$90,198	$74,820	$78,039	$72,263
Income from mine operations	$32,457	$30,263	$22,064	$13,939	$12,981
Capital expenditures (2)	$13,900	$17,768	$10,496	$6,924	$3,167
Capitalized stripping	$10,927	$2,116	$2,031	$871	$2,293
Exploration expenditures (3)	$1,102	$1,190	$1,990	$2,452	$3,653

(1)
We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For further information, please refer to “Non-GAAP Financial Measures” in Section 8.

(2)	Excludes capitalized exploration expenditures.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

In the first quarter of 2020, 20.3 million tonnes of material were mined, a 10% increase compared to the fourth quarter of 2019 reflecting the impact of shorter haul distances associated with increased waste movement and some benefit from the new hydraulic loader commissioned during the first quarter.

During the first quarter of 2020, we delivered approximately 5.0 million tonnes of ore to the heap leach pads at a gold grade of 0.30 g/t. This compares to 6.7 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.36 g/t in the fourth quarter of 2019. The gold grade delivered to the leach pad was 17% lower than the prior quarter and the strip ratio increased to 3.0:1 in the first quarter of 2020, a 76% increase compared to the prior quarter. The decrease in gold grade and increase in strip ratio are due to the completion of higher-grade ore deliveries from lower benches in the Mackay pit and the transition of mining equipment to stripping upper portions of the Mackay pit. Construction of the new leach pad is progressing per plan and on track to be completed during the year.

SSR Mining Inc.	MD&A Q1 2020 | 12

During the first quarter of 2020, the Marigold mine produced 58,448 ounces of gold, consistent with the prior quarter. During the first quarter of 2020, there were fewer tonnes stacked at lower grades compared to the fourth quarter of 2019, while production levels were similar compared to the fourth quarter of 2019 due to a draw down in leach pad inventories and benefits of the newly commissioned leach pad. While lower than the fourth quarter of 2019, the ounces stacked during the first quarter of 2020 were in fact higher than planned.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

In the first quarter of 2020, cash costs per payable ounce of gold sold were $824, a 6% increase compared to the prior quarter due to lower recoverable ounces stacked leading to higher unit inventory costs and an increase in royalty costs due to higher gold prices. Total mining costs of $1.64 per tonne in the first quarter of 2020 were 10% lower than in the previous quarter primarily due to 10% higher tonnes mined and 2% lower total mining costs, mainly due to lower per unit fuel costs. Processing and general and administrative unit costs were 18% and 33% higher, respectively, in the first quarter of 2020 compared to the fourth quarter of 2019, due to 26% fewer ore tonnes mined.

In the first quarter of 2020, AISC per payable ounce of gold sold was $1,277, a 14% increase compared to the prior quarter due to higher planned sustaining capital expenditures on processing facility upgrades, deferred stripping and capitalized maintenance components.

Mine sales

Realized gold price is a non-GAAP financial measure. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

In the first quarter of 2020, we sold 58,028 ounces of gold, a 5% decrease compared to sales of 61,088 ounces of gold sold in the fourth quarter of 2019. We realized an average gold price of $1,588 per ounce during the first quarter of 2020, an increase of 7% compared to an average realized gold price of $1,478 per ounce during the fourth quarter of 2019.

Exploration

Our exploration plan for 2020 is focused on the discovery of additional Mineral Resources south of the currently producing Mackay Pit, including Trenton Canyon, Valmy, East Basalt and Crossfire. A minor amount of reverse circulation (“RC”) drilling for additional Mineral Reserves at Mackay Pit and extensions at Red Dot is underway.

The acquisition in 2019 of adjacent claims south and west of our mining activities provide latitude to systematically explore for extensions to existing near surface oxide deposits similar to those mined at Marigold, and for higher grade sulphide deposits associated with deep fault structures, intrusive rocks and favourable Comus Formation sedimentary rocks similar to those hosting the deposits at the Turquoise Ridge Mine. Our exploration plan for high-grade, sulphide gold mineralization in 2020 includes 4,300 meters of core drilling supported by seismic and gravity geophysical surveys.

During the quarter, exploration drilling results included significant sulphide results at Trenton Canyon. These results demonstrate width and grade conditions similar to operating underground gold operations elsewhere in Nevada, and importantly show the new zone remains open at depth. As a result, we will continue to test and expand this new zone of gold mineralization.

In addition, exploration for extensions to oxide mineralization were successful at both Trenton Canyon and Valmy.

For further information regarding sulphide and oxide drill results, see our news release dated May 14, 2020 (which is not incorporated by reference into this MD&A).

Looking ahead, we received approvals to build roads and construct drill sites along the identified mineralized corridors at Trenton Canyon. We anticipate moving the RC drill rigs to exploration areas in the second quarter of 2020.

SSR Mining Inc.	MD&A Q1 2020 | 13

Seabee Gold Operation, Canada

	Three months ended
Operating data	March 31 2020	December 31 2019	September 30 2019	June 30 2019	March 31 2019
Total ore milled (t)	89,282	87,394	77,465	88,424	90,756
Ore milled per day (t/day)	981	950	842	971	1,008
Gold mill feed grade (g/t)	10.34	7.89	12.39	9.83	8.59
Gold recovery (%)	98.1	97.9	98.8	98.4	97.2

Mining costs ($/t mined)	$68	$59	$61	$53	$52
Processing costs ($/t processed)	$31	$29	$28	$35	$28
General and administrative costs ($/t processed)	$65	$59	$59	$50	$53

Gold produced (oz)	29,521	22,069	32,345	26,539	31,184
Gold sold (oz)	27,714	24,362	28,278	24,276	27,999

Realized gold price ($/oz) (1)	$1,615	$1,484	$1,480	$1,329	$1,302

Cash costs ($/oz) (1)	$544	$505	$373	$526	$467
AISC ($/oz) (1)	$982	$751	$715	$828	$947

Financial data ($000s)
Revenue	$44,697	$36,142	$41,331	$32,237	$36,431
Income from mine operations	$19,731	$13,735	$22,134	$11,762	$13,672
Capital expenditures (2)	$9,027	$2,772	$5,406	$3,358	$8,772
Capitalized development	$3,067	$3,312	$3,352	$3,345	$3,379
Exploration expenditures (3)	$2,437	$1,210	$2,131	$2,257	$3,172

(1)
We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For further information, please refer to “Non-GAAP Financial Measures” in Section 8.

(2)	Excludes capitalized exploration expenditures.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

In the first quarter of 2020, the Seabee Gold Operation produced 29,521 ounces of gold, a 34% increase compared to the fourth quarter of 2019, largely due to higher gold mill feed grade.

In the first quarter of 2020, the operation milled 89,282 tonnes of ore compared to 87,394 tonnes in the fourth quarter of 2019. The mill achieved an average throughput of 981 tonnes per day over the first quarter of 2020, a 3% increase compared to the prior quarter, mainly due to increased mill feed from the Santoy mine. During the first quarter of 2020, gold mill feed grade was 10.34 g/t, a 31% increase compared to the fourth quarter of 2019. Gold recovery for the first quarter of 2020 was 98.1%, consistent with the prior quarter.

In response to the COVID-19 pandemic, our Seabee Gold Operation was voluntarily placed into temporary care and maintenance on March 25, 2020 as a precautionary measure intended to protect our employees, their families and our communities. The annual winter road campaign was completed prior to the suspension of operations with all required operating and capital items received at site. We continue to assess public health and government guidelines to determine options to restart operations. During the interim, we continue to manage required activities to ensure the safety of our employees and the environment, and to enable operational readiness for when the operation resumes.

SSR Mining Inc.	MD&A Q1 2020 | 14

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

In the first quarter of 2020, cash costs per payable ounce of gold sold were $544, an 8% increase compared to the fourth quarter of 2019 due to higher unit inventory costs. Mining unit costs were $68 per tonne mined in the first quarter of 2020, a 15% increase compared to the prior quarter due mainly to higher mobile equipment maintenance costs as a result of timing and increased operating development. Processing unit costs were $31 per tonne milled in the first quarter of 2020, a 7% increase compared to the prior quarter due to higher assay and compensation costs. General and administrative costs per tonne milled were 10% higher mainly due to costs related to the winter road operations, which saw more truck crossings than originally planned, as well as an increase in flight costs and timing of compensation payments.

In the first quarter of 2020, AISC per payable ounce of gold sold was $982, a 31% increase compared to the prior quarter due to higher cash costs, as described above, and higher planned sustaining capital expenditures relating to equipment delivered over the winter road, partially offset by higher ounces sold.

Mine sales

Realized gold price is a non-GAAP financial measure. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

In the first quarter of 2020, we sold 27,714 ounces of gold, a 14% increase compared to 24,362 ounces of gold sold in the fourth quarter of 2019. We realized an average gold price of $1,615 per ounce during the first quarter of 2020, an increase of 9% compared to an average realized gold price of $1,484 per ounce during the fourth quarter of 2019.

Exploration

Exploration at the Seabee Gold Operation for 2020 is focused on defining Mineral Reserves and adding Mineral Resources at Gap Hanging Wall ("Gap HW") and adding Mineral Reserves and Mineral Resources at Santoy 8A. Our exploration program is comprised of 50,000 meters of underground infill drilling and 10,000 meters of surface drilling. Planned exploration for 2020 also includes an additional 10,000 meters of surface drilling peripheral to the Santoy mine, but within proximity of infrastructure and access points.

During the first quarter of 2020, we completed over 11,400 meters of underground drilling and over 4,830 meters of surface drilling on near-mine targets. The majority of the work completed during the first quarter related to Gap HW.

We received positive results from infill and surface exploration holes at the Gap HW, including one surface hole drilled 210 meters down plunge from the existing Gap HW Mineral Resources, which included a resource grade intercept implying that Mineral Resources may extend to these depths. We expect first quarter 2020 results to further expand Mineral Resources at Gap HW when estimated at year-end 2020.

Outside of the immediate mine area, we drilled over 3,450 meters in 13 holes at surface targets near Batman Lake, approximately 650 meters south of Santoy 8. Drilling at the Joker target included resource grade intercepts. These intercepts demonstrate the near-surface Mineral Resource potential of the Santoy mine complex proximal to existing mine infrastructure.

At the Fisher project, our 2020 objectives include exploring areas with the potential to add Mineral Resources. We have planned a 12,000 meter drilling program, augmented by soil sampling, mapping and prospecting. We identified and prioritized target exploration areas at Mac North and Abel Lake. During the first quarter of 2020, we completed over 9,460 meters of drilling in 31 core holes on four targets near Mac North and Abel Lake, with positive results identified at Abel Lake, Yin and Mac North targets.

For further information regarding Gap HW, Batman Lake and Fisher project drill results, see our news release dated May 14, 2020 (which is not incorporated by reference into this MD&A).

Exploration activities were completed in late-March 2020 and coincided with our voluntary suspension of operations at Seabee. We will resume our Seabee and Fisher project exploration activities after the safe restart of operations at Seabee to allow for added exploration personnel on site.

SSR Mining Inc.	MD&A Q1 2020 | 15

Puna Operations, Argentina
(amounts presented on 100% basis unless otherwise stated)

	Three months ended
Operating data	March 31 2020	December 31 2019	September 30 2019	June 30 2019	March 31 2019
Total material mined (kt)	1,953	3,244	3,116	3,304	2,618
Waste removed (kt)	1,674	2,725	2,531	3,114	2,469
Strip ratio	6.0	5.3	4.3	16.4	16.6
Ore milled (kt)	340	400	336	313	345

Silver mill feed grade (g/t)	170	174	165	160	235
Lead mill feed grade (%)	0.81	0.99	0.81	0.71	1.07
Zinc mill feed grade (%)	0.44	0.63	0.60	0.46	0.46
Silver recovery (%)	95.3	95.1	93.5	92.4	91.7
Lead recovery (%)	91.4	91.9	88.1	79.4	83.6
Zinc recovery (%)	55.0	54.3	49.3	48.1	47.3

Mining costs ($/t mined)	$3.62	$2.62	$2.76	$2.33	$2.74
Processing costs ($/t milled)	$29.98	$29.53	$36.34	$32.57	$29.62
General and administrative costs ($/t milled)	$8.36	$9.11	$9.24	$8.27	$8.02

Silver produced ('000 oz)	1,770	2,132	1,664	1,486	2,392
Silver sold ('000 oz)	1,834	2,584	1,505	2,679	927

Lead produced ('000 lb) (1)	5,536	7,985	5,304	3,879	6,789
Lead sold ('000 lb) (1)	6,407	9,371	4,119	7,652	2,977

Zinc produced ('000 lb) (2)	1,821	3,007	2,206	1,539	1,640
Zinc sold ('000 lb) (2)	2,166	3,067	2,030	5,757	3,218

Realized silver price ($/oz) (3)	$17.47	$17.32	$17.31	$14.92	$15.35
Realized lead price ($/lb) (3)	$0.85	$0.92	$0.94	$0.85	$0.95
Realized zinc price ($/lb) (3)	$0.88	$1.11	$1.03	$1.28	$1.27

Cash costs ($/oz) (3,5)	$13.49	$8.90	$14.22	$9.80	$9.94
AISC ($/oz) (3,5)	$16.40	$11.18	$17.36	$13.08	$19.76

Financial Data ($000s)
Revenue	$27,685	$51,263	$31,697	$44,873	$17,556
(Loss) Income from mine operations	$(7,405)	$14,915	$7,708	$4,126	$3,584
Capital expenditures (4)	$2,088	$2,134	$1,782	$1,157	$1,543
Capitalized stripping	$2,192	$2,565	$1,385	$6,273	$6,191
Exploration expenditures	$150	$492	$229	$65	$1

(1)	Data for lead production and sales relate only to lead in lead concentrate.

(2)	Data for zinc production and sales relate only to zinc in zinc concentrate.

(3)
We report the non-GAAP financial measures of realized silver, lead and zinc prices, cash costs and AISC per payable ounce of silver sold to manage and evaluate operating performance at Puna Operations. For further information, please refer to “Non-GAAP Financial Measures” in Section 8.

(4)	Does not include capitalized exploration or development of the Chinchillas project.

(5)	Cash costs and AISC per payable silver ounce sold for the period ending March 31, 2020 include an $8.5 million write-down of inventories to net realizable value.

SSR Mining Inc.	MD&A Q1 2020 | 16

Mine production

In the first quarter of 2020, Puna Operations produced a total of 1.8 million ounces of silver, 5.5 million pounds of lead and 1.8 million pounds of zinc. Silver production decreased 17% compared to the fourth quarter of 2019 mainly due to lower mill throughput and silver mill feed grade. Total material mined during the first quarter, while planned to be lower than the fourth quarter of 2019, was also impacted by weather events and the temporary suspension of operations commencing March 20, 2020. Existing ore stockpiles are sufficient to support milling activity for up to 4 months should a restart of operations be feasible in the near-term.

During the first quarter of 2020, total mill throughput was 15% lower compared to the fourth quarter of 2019 as milling was impacted by the temporary suspension of operations. Prior to the temporary suspension, mill throughput averaged 4,300 tonnes per day, consistent with the previous quarter. Processed ore contained an average silver grade of 170 g/t, a 2% decrease compared to the fourth quarter of 2019, but consistent with the mine plan and average silver reserve grade. The average silver recovery in the first quarter of 2020 was 95.3% as mill performance continues to benefit from our Operational Excellence initiatives. The strip ratio during the first quarter was 6.0:1.

On March 20, 2020, we temporarily suspended operations at Puna Operations as a result of government-mandated restrictions due to the COVID-19 pandemic. On April 4, 2020, the Government of Argentina reinstated mining as an essential business activity. As a result, we are evaluating phased restart options that enable the operations to comply with government regulations and guidelines. During the interim, we continue to manage required activities to ensure the safety of our employees, the environment and to enable operational readiness for when operations resume.
Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.
In the first quarter of 2020, cash costs per payable ounce of silver sold were $13.49, a 52% increase compared to the fourth quarter of 2019 mainly due to a non-cash $8.5 million write-down of ore stockpile inventories to net realizable value which increased this quarter's cash costs per payable ounce of silver sold by $4.90. The write-down of ore stockpile inventories was primarily due to a significant drop in silver prices at the end of the quarter. Mining unit costs were $3.62 per tonne mined in the first quarter of 2020, a 38% increase compared to the prior quarter due mainly to lower tonnes mined as a result of seasonal impacts from weather that affected pit operations and the temporary suspension of operations in March due to COVID-19. Processing and general and administrative unit costs per tonne milled were consistent with the prior quarter.
In the first quarter of 2020, AISC per payable ounce of silver sold was $16.40, a 47% increase compared to the fourth quarter of 2019 mainly due to higher cash costs for the period, combined with the impact of similar sustaining capital costs compared to the prior quarter and 30% fewer payable ounces of silver sold compared to the prior quarter.
Mine sales

In the first quarter of 2020, silver sales totaled 1.8 million ounces, a 29% decrease compared to the fourth quarter of 2019. Lead and zinc sales totaled 6.4 million pounds and 2.2 million pounds, respectively, representing decreases of 32% and 29%, respectively, compared to the prior quarter. The decrease in concentrate sales is partially due to lower production in the first quarter of 2020 and partially due to higher sales in the fourth quarter of 2019 as inventories were drawn down.

Exploration

During the first quarter of 2020, we completed a 3,400 meter exploration drill program on the Granada target at the Pirquitas property. The drilling explored the projected intersection of the past producing Potosi vein and the Cortaderas Breccia vein, which hosts much of the current underground Mineral Resources at Pirquitas. Three holes were completed to depths ranging from 1,010 meters to 1,220 meters. For further information regarding these drill results, see our news release dated May 14, 2020 (which is not incorporated by reference into this MD&A). No further work is planned for the Granada target at this time.

SSR Mining Inc.	MD&A Q1 2020 | 17

5.	QUARTERLY FINANCIAL RESULTS

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of USD, except per share and per ounce amounts:

	2020	2019				2018
(in thousands of USD, unless otherwise noted)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Revenue	$164,463	$177,603	$147,848	$155,149	$126,250	$103,712	$115,033	$104,028
Gold equivalent payable ounces sold	104,715	114,268	95,112	112,022	93,452	82,439	96,337	80,937
Realized gold price ($/oz) (1)	$1,597	$1,480	$1,480	$1,314	$1,303	$1,230	$1,208	$1,304
Realized silver price ($/oz) (1)	$17.47	$17.32	$17.31	$14.92	$15.35	$14.42	$15.45	$16.49
Income from mine operations	$44,783	$58,913	$51,906	$29,827	$30,237	$16,536	$21,875	$21,203
Income (loss) before tax	$29,975	$31,148	$32,981	$13,103	$8,897	$(7,559)	$6,632	$9,823
Gross margin (2)	27.2%	33.2%	35.1%	19.2%	24.0%	15.9%	19.0%	20.4%
Net income (loss)	$23,976	$19,479	$18,132	$12,414	$5,732	$(2,544)	$2,228	$2,607
Attributable income (loss) to equity holders of SSR Mining	$23,976	$19,479	$20,741	$10,631	$6,464	$(3,486)	$6,374	$5,117
Basic attributable income (loss) per share	$0.19	$0.16	$0.17	$0.09	$0.05	$(0.03)	$0.05	$0.04
Diluted attributable income (loss) per share	$0.19	$0.16	$0.17	$0.09	$0.05	$(0.03)	$0.05	$0.04
Cash and cash equivalents	$398,439	$503,647	$474,479	$452,160	$461,351	$419,212	$474,511	$493,642
Total assets	$1,612,004	$1,750,107	$1,688,443	$1,650,222	$1,607,142	$1,521,138	$1,503,717	$1,504,987
Working capital (3)	$646,568	$665,491	$636,310	$599,685	$616,758	$649,865	$649,448	$671,967
Non-current financial liabilities	$474,013	$169,769	$588,346	$169,347	$167,643	$247,551	$243,858	$240,234

(1)
We report the non-GAAP financial measures of realized metal prices per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding of these measures, please refer to “Non-GAAP Financial Measures” in Section 8.

(2)	Gross margin is defined as income from mine operations divided by revenue.

(3)	Working capital is defined as current assets less current liabilities.

The volatility in revenue over the past eight quarters has resulted from variable precious metals prices, which are not under our control, and sales volumes. There are no significant seasonal fluctuations in the results for the presented periods. Over the past eight quarters, realized gold prices have ranged from $1,208 and $1,615 per payable ounce of gold sold and realized silver prices have ranged between $14.42 and $17.47 per payable ounce of silver sold. Sales volumes have benefited from generally increasing production at the Seabee Gold Operation, normal production variations at the Marigold mine due to its nature as a run-of-mine heap leach operation and increasing production at Puna Operations after commercial production was declared at the Chinchillas mine on December 1, 2018.

Income from mine operations broadly follows the trend in revenue. From time to time, certain periods are impacted by non-cash adjustments. During the first quarter of 2020, two significant non-cash adjustments impacted income from mine operations. The first non-cash adjustment relates to an $8.5 million write-down of inventories to net realizable value at Puna Operations. The second non-cash adjustment relates to a negative $8.7 million fair value adjustment on our concentrate metal trade receivables that had not yet settled. Both adjustments were mainly due to a significant decrease in the price of silver applicable to the period of sale or final settlement, as applicable, at the end of the first quarter of 2020.

Net income (loss) before and after income tax has fluctuated significantly over the past eight quarters, as it has been heavily influenced by precious metal prices, operating performance and other adjustments. Net income in the first quarter of 2020 was impacted by $17.2 million in fair value adjustments discussed above. Net income for the third quarter of 2019 was negatively impacted by $6.8 million of deferred tax expense, primarily related to the devaluation of the Argentine peso. Net income for the first quarter of 2019 was negatively impacted by a $5.4 million loss on redemption of a portion of our 2013 Notes. Net income for the second quarter of 2018 was negatively impacted by the recognition of a $5.8 million income tax expense related to the re-organization of our business units in Argentina.

SSR Mining Inc.	MD&A Q1 2020 | 18

Three months ended March 31, 2020, compared to the three months ended March 31, 2019
(expressed in thousands of USD, except for per share amounts)

Realized gold and silver prices are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

Net income attributable to our shareholders for the three months ended March 31, 2020 was $24.0 million ($0.19 per share), compared to net income of $6.5 million ($0.05 per share) in the same period of 2019. The following is a summary and discussion of the significant components of income and expenses recognized during the three months ended March 31, 2020 compared to the same period in the prior year.

	Three months ended March 31,
	2020	2019
Revenue	$164,463	$126,250
Cost of sales
Production costs	(91,045)	(70,866)
Depletion and depreciation	(28,635)	(25,147)
	(119,680)	(96,013)
Income from mine operations	44,783	30,237
General and administrative expenses	(2,325)	(6,871)
Exploration, evaluation and reclamation expenses	(6,362)	(3,738)
Care and maintenance expenses	(1,330)	—
Operating income	34,766	19,628
Interest and other finance income	2,397	4,903
Interest expense and other finance costs	(6,966)	(8,645)
Loss on redemption of convertible debt	—	(5,423)
Other (expense) income	(1,380)	597
Foreign exchange gain (loss)	1,158	(2,163)
Income before taxes	29,975	8,897
Income tax expense	(5,999)	(3,165)
Net income	$23,976	$5,732

Attributable to:
Equity holders of SSR Mining	$23,976	$6,464
Non-controlling interests	$—	$(732)

Revenue

Revenue increased by $38.2 million, or 30%, to $164.5 million for the three months ended March 31, 2020, compared to $126.3 million in the comparative period of 2019. The increase was due to higher gold sales at the Marigold mine and Seabee Gold Operation and higher silver sales from Puna Operations. Gold sales at the Marigold mine were higher due to a 22% increase in the realized gold price and a 5% increase in the volume of gold ounces sold. Gold sales at the Seabee Gold Operation were higher due to a 24% increase in the realized gold price. Sales at Puna Operations were higher due to a 98% increase in silver ounces sold and a 14% increase in the realized silver price. These increases were partially offset by a negative fair value adjustment in the first quarter of 2020 of $8.7 million on concentrate metal trade receivables at Puna Operations that had not yet settled.

Production costs

Production costs increased by $20.2 million, or 28%, to $91.0 million for the three months ended March 31, 2020, compared to $70.9 million in the comparative period of 2019. The increase in production costs was due primarily to an increase in silver ounces sold at Puna Operations and a write-down of inventories to net realizable value at Puna Operations during the first quarter of 2020.

SSR Mining Inc.	MD&A Q1 2020 | 19

Depreciation and depletion

Three months ended March 31,	2020	2019	Change
Depreciation and depletion ($000s)	$28,635	$25,147	14%
Gold equivalent payable ounces sold	104,715	93,452	12%
Depreciation and depletion per equivalent ounce	$273	$269	1%

Depreciation and depletion costs increased by $3.5 million to $28.6 million for the three months ended March 31, 2020 compared to $25.1 million for the comparative period of 2019. The increase is due primarily to an increase in silver sales volumes at Puna Operations, offset partially by a higher average depletable base at the Marigold mine and Puna Operations.

General and administrative expenses

General and administrative expenses for the three months ended March 31, 2020 were $2.3 million compared to $6.9 million for the comparative period 2019. The decrease was mainly due to lower cash-settled share-based compensation expense during the period compared to the comparative period of 2019, offset partially by higher salaries and benefits. General and administrative share-based compensation expense for the three months ended March 31, 2020 and 2019 was a recovery of $3.6 million and expense of $3.7 million, respectively. Share-based compensation expense decreased primarily due to a decrease in the value of cash-settled share-based compensation as a result of a decrease in our common share price at the end of the first quarter of 2020.

Exploration, evaluation and reclamation expenses

Exploration, evaluation and reclamation costs increased by $2.6 million to $6.4 million for the three months ended March 31, 2020 compared to $3.7 million for the comparative period of 2019. The expenditures incurred during the first quarter of 2020 mainly related to greenfield exploration work performed at our Trenton Canyon property, which was acquired in 2019, and our Seabee Gold Operation. The expenditures incurred during the first quarter of 2019 mainly related to greenfield exploration work performed at the Seabee Gold Operation.

Care and maintenance expenses

Care and maintenance expenses for the three months ended March 31, 2020 were $1.3 million compared to nil for the comparative period of 2019. On March 20, 2020, we temporarily suspended operations at Puna Operations in accordance with the Argentine government-mandated restrictions due to the COVID-19 pandemic. During the temporary suspension, we incurred certain incremental costs to provide care and maintenance activities. These costs were identified and recognized as care and maintenance expenses in our condensed consolidated interim statements of income. No care and maintenance costs were incurred at the Seabee Gold Operation during the quarter.

Refer to the Outlook in section 2 for further discussion.

Interest and other finance income

For the three months ended March 31, 2020, interest and other finance income was $2.4 million compared to $4.9 million for the comparative period of 2019. Interest income relates primarily to interest earned on our cash balance. In accordance with our investment policy, we invest our cash in short-term investments or high interest savings accounts with maturities of 90 days or less. The decrease in interest and other finance income is mainly due to a decrease in cash and cash equivalents in the first quarter of 2020 compared to the first quarter of 2019 and a lower rate of interest earned on short-term investments.

SSR Mining Inc.	MD&A Q1 2020 | 20

Interest expense and other finance costs

Three months ended March 31	2020	2019
Interest expense on convertible notes	$4,953	$5,715
Accretion of reclamation and closure cost provision	946	833
Interest expense on moratorium liability	540	1,760
Other	527	337
	$6,966	$8,645

For the three months ended March 31, 2020, interest expense and other finance costs were $7.0 million compared to $8.6 million for the comparative period of 2019.The decrease is due to a decrease in accretion expense on our 2013 Notes and 2.50% convertible senior notes due in 2039 (the "2019 Notes") and a decrease in the interest and accretion expense on Puna Operations' moratorium liability as a result of principal repayments made and a weakening of the ARS compared to the comparative period of 2019.

Loss on redemption of convertible debt

In the first quarter of 2019, we repurchased $150 million of the outstanding $265 million of our 2013 Notes. Upon repurchase, we recognized a loss of $5.4 million, which represents the difference between the estimated fair value of the debt portion repurchased and the book value of the repurchased 2013 Notes.

Foreign exchange gain (loss)

For the three months ended March 31, 2020, we recognized a foreign exchange gain of $1.2 million compared to a foreign exchange loss of $2.2 million for the comparative period of 2019. Our main foreign exchange exposures are related to net monetary assets and liabilities denominated in ARS and CAD. During the three months ended March 31, 2020, the foreign exchange gain was mainly due to a weaker Canadian dollar in which our Seabee Gold Operation operating expenses are primarily denominated. The foreign exchange gains resulting from a weaker CAD were partially offset by a weaker ARS in which our value-added tax ("VAT") receivable asset is denominated, partially offset by our declining moratorium liability. During the three months ended March 31, 2019, the foreign exchange loss was due mainly to a weaker CAD of which the overall impact was mitigated by offsetting contractual agreements in which we held part of our cash and cash equivalents.

Income tax expense

For the three months ended March 31, 2020, we recognized an income tax expense of $6.0 million compared to an income tax expense of $3.2 million in the three months ended March 31, 2019. The income tax expense in the first quarter of 2020 consists of a current tax expense of $10.2 million and a deferred tax recovery of $4.2 million. Current tax expense is a result of profitable operations at the Marigold mine and Seabee Gold Operation, the metal concentrate and gold sales activities in Canada, offset partially by the impact of the general and administrative expenses incurred in Canada. The deferred tax recovery in the period included $2.0 million of deferred tax recovery related to Puna Operations, primarily due to the operating loss for the period.

The income tax expense for the three months ended March 31, 2019 consists of a current tax expense of $3.5 million and a deferred tax recovery of $0.3 million. The income tax expense was a result of profitable operations at the Marigold mine and Seabee Gold Operation, and metal concentrate and gold sales activities in Canada, offset by general and administrative expenses in Canada and a $1.7 million tax recovery from the redemption of the 2013 Notes.

Other comprehensive income

For the three months ended March 31, 2020, we recognized a total other comprehensive loss of $22.6 million compared to total comprehensive income of $4.2 million for the comparative period of 2019. We recognized a loss, net of tax, of $13.5 million on marketable securities compared to a gain, net of tax, of $2.6 million for the comparative period of 2019, mainly due to changes in the fair value of our investment in SilverCrest Metals Inc. We also recognized an unrealized loss on the effective portion of our derivatives, net of tax, of $9.1 million compared to an unrealized gain, net of tax, of $1.6 million for the comparative period of 2019, mainly due to changes in diesel and currency prices relative to our hedge contract prices, as well as the impact of additional hedges executed in the first quarter of 2020 that extend through 2022.

SSR Mining Inc.	MD&A Q1 2020 | 21

Financial Position and Liquidity
(expressed in thousands of USD)

	Three months ended March 31,
	2020	2019
Cash generated by (used in) operating activities	$58,672	$(303)
Cash used in investing activities	(49,361)	(33,762)
Cash (used in) generated by financing activities	(113,983)	77,441
Effect of foreign exchange rate changes on cash and cash equivalents	(536)	(1,237)
(Decrease) increase in cash and cash equivalents	(105,208)	42,139
Cash and cash equivalents, beginning of period	503,647	419,212
Cash and cash equivalents, end of period	$398,439	$461,351

Cash generated by (used in) operating activities

In the first quarter of 2020, cash generated by operating activities was $58.7 million compared to cash used by operating activities of $0.3 million in the first quarter of 2019. The increase in cash generated by operating activities compared to the comparative period of 2019 is driven by higher gold sales from our Marigold mine and Seabee Gold Operation, as well as higher silver sales from our Puna Operations. Cash generated from operating activities was also higher in the first quarter of 2020 compared to the first quarter of 2019 due to increases in inventory and trade receivables at Puna Operations in the first quarter of 2019 as we completed our ramp up and achieved steady state operations.

Cash used in investing activities

In the first quarter of 2020, cash used in investing activities was $49.4 million compared to $33.8 million in the first quarter of 2019. The increase in cash used in investing activities in the first quarter of 2020 is mainly due to higher expenditures on mineral properties, plant and equipment of $18.7 million compared to the first quarter of 2019, driven by purchases of mining equipment at the Marigold mine and Seabee Gold Operation. As well, during the first quarter of 2020, we invested $10.1 million of marketable securities and received proceeds on the sale of marketable securities of $12.1 million.

Cash (used in) generated by financing activities

In the first quarter of 2020, we used $114.0 million in financing activities compared to $77.4 million generated in financing activities in the first quarter of 2019. During the first quarter of 2020, we used $115.0 million to redeem the remaining outstanding 2013 Notes. During the first quarter of 2019, we generated $222.9 million from issuance of the 2019 Notes, net of convertible note issuance costs, offset partially by $152.3 million used to redeem a portion of the 2013 Notes.

Liquidity

At March 31, 2020, we had $398.4 million of cash and cash equivalents, a decrease of $105.2 million from December 31, 2019. At March 31, 2020, our working capital position was $646.6 million, a decrease of $18.9 million from $665.5 million at December 31, 2019. We manage our liquidity position with the objective of ensuring sufficient funds are available to meet planned operating requirements and providing support to fund strategic growth initiatives. Our cash balance at March 31, 2020, along with projected operating cash flows, are expected to be sufficient to fund planned activities over the next twelve months from the date of this MD&A.

While the Seabee Gold Operation and Puna Operation are temporarily suspended, we continue to evaluate care and maintenance strategies, including the associated holding and labour costs. In addition, on a longer-term basis, we continue to focus on capital allocation and our cost reduction strategy, while also implementing various optimization activities at our operations to improve the cash generating capacity of each operation.

Of our cash and cash equivalents balance, $395.4 million was held in Canada or the United States. At March 31, 2020, $2.0 million cash was held in Argentina. All cash is invested in short-term investments or high interest savings accounts under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet our foreseeable corporate needs.

SSR Mining Inc.	MD&A Q1 2020 | 22

Capital Resources
Our objectives when managing capital are to:

▪	safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives; and

▪	maintain a flexible capital structure which lowers our cost of capital.
In assessing our capital structure, we include the components of shareholders’ equity and 2019 Notes. In order to facilitate the management of capital requirements, we prepare annual budgets and continuously monitor and review actual and forecasted cash flows. The annual budget is monitored and approved by our Board of Directors.
To maintain or adjust the capital structure, we may, from time to time, issue new shares or debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to meet our business requirements for a minimum of twelve months.

Holders of our 2013 Notes had the right to surrender their 2013 Notes for purchase by us at their option any time before January 31, 2020. As of the expiration of the Put Option, $49,000 aggregate principal amount of the 2013 Notes were put to us and redeemed, and $4,000 of 2013 Notes were converted to equity. The remaining outstanding 2013 Notes were called by us at par, plus accrued and unpaid interest.
On March 30, 2020, we redeemed our remaining outstanding 2013 Notes consisting of an aggregate principal amount of $114,947,000 plus accrued interest of $542,000 in exchange for payment of cash $115,487,000 and equity of $2,000.

The 2019 Notes mature on April 1, 2039 and bear an interest rate of 2.50% per annum, payable semi-annually in arrears on April 1 and October 1 of each year. The 2019 Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the 2019 Notes may be entitled to an increased conversion rate. The 2019 Notes are convertible into our common shares at an initial conversion rate of 54.1082 common shares per $1,000 principal amount of 2019 Notes converted, representing an initial conversion price of $18.48 per common share.

Our $75 million senior secured revolving credit facility has a term to June 8, 2020, with a $25.0 million accordion. As of March 31, 2020, we were in compliance with externally-imposed financial covenants in relation to our credit facility. We are in discussions with the lending syndicate around renewal and extension options related to the facility. Our 2019 Notes do not contain any financial covenants.

As at March 31, 2020, we had 123,241,798 common shares and 1,968,559 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$5.83 and C$24.99 per share.

Outstanding share data

Our authorized capital consists of an unlimited number of common shares without par value. As at May 14, 2020, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		CAD $	(years)
Capital stock	123,241,798
Stock options	1,968,559	5.83 - 24.99	0.58 - 6.64
Other share-based compensation awards	1,102,337		0.89 - 9.64
Fully diluted	126,312,694

SSR Mining Inc.	MD&A Q1 2020 | 23

6.	FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.

We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable securities values and interest rates. We do not have a practice of trading derivatives. Our use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices and marketable securities risks, which are subject to the oversight of our Board of Directors.

The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks. There were no significant changes to our exposures to these risks or the management of our exposures during the three months ended March 31, 2020, except as noted below.

a)Market Risk

This is the risk that the fair values of financial instruments will fluctuate due to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.

(i)   Price Risk

This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations depends on the metal prices for gold and silver, lead and zinc and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of our control, such as:

▪global or regional consumption patterns;
▪the supply of, and demand for, these metals;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation;
▪political and economic conditions, including interest rates and currency values; and
▪economic and other conditions arising from the COVID-19 pandemic.

The principal financial instruments that we hold which are impacted by commodity prices are our concentrate trade receivables. The majority of our sales agreements are subject to pricing terms that settle within one to four months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.

We have not hedged the price of any precious metals as part of our overall corporate strategy.

We hedge a portion of our diesel consumption to reduce the price risk associated with these future costs. We execute swap and option contracts under a risk management policy approved by our Board of Directors. In addition, due to the ice road supply at the Seabee Gold Operation, we purchase annual consumable supplies in advance at prices which are generally fixed at time of purchase, not during period of use.

During the first quarter of 2020, we entered into additional diesel hedges maturing in 2021 and 2022, which reduce our exposure to diesel price risk.

(ii) Currency Risk

Currency risk is the risk that the fair values or future cash flows of our financial instruments and other assets and liabilities will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange rate gains and losses in these situations impact earnings.

SSR Mining Inc.	MD&A Q1 2020 | 24

We monitor and manage this risk with the objective of ensuring our group-wide exposure to negative fluctuations in currencies against the USD is managed.

During the first quarter of 2020, we entered into additional CAD/USD foreign currency hedges maturing in 2021 and 2022, which reduce our exposure to currency risk.

Effective September 2, 2019, Argentina introduced new Central Bank regulations which require export proceeds to be converted into Argentine pesos within five business days of such proceeds entering the country. These provisions were intended to be temporary until December 31, 2019, however, the provisions remain in effect as at March 31, 2020. While these provisions remain in effect, we are unable to hold funds in Argentina in USD, which may increase our risk exposure to the Argentine peso, depending on the overall cash position within the country.

(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The 2019 Notes have fixed interest rates and are not exposed to fluctuations in interest rates. A change in interest rates would impact the fair value of the 2019 Notes, but because we record the 2019 Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.
During the first quarter of 2020, we redeemed the remaining outstanding 2013 Notes. The redemption of the 2013 Notes decreased our exposure to changes in the fair value of debt.

b)Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:

(i) Credit risk related to financial institutions and cash deposits

Under our investment policy, investments are made only in highly-rated financial institutions and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

(ii) Credit risk related to trade receivables

We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk through provisional payments of at least 75% of the value of the concentrate shipped, through transacting with multiple counterparties and retaining title to the concentrate for the majority of our sales until we receive the first provisional payment.

(iii) Credit risk related to other financial assets

Our credit risk with respect to other financial assets includes deferred consideration following the sales of various mineral properties. We have security related to these payments in the event of default.

We also have credit risk through our significant VAT receivables and other receivables balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full; however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

SSR Mining Inc.	MD&A Q1 2020 | 25

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our obligations under our financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.

A detailed discussion of our liquidity position as at March 31, 2020 is included in Section 5.

7.	RISKS AND UNCERTAINTIES

The mining industry involves many risks which are inherent to the nature of the business, global economic trends and economic, environmental and social conditions in the geographical areas of operation. As a result, we are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position. We continuously assess and evaluate these risks and seek to minimize them by implementing high operating standards and processes to identify, assess, report and monitor risks across our organization.

For a comprehensive list of other risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our most recent Annual Information Form, which is available at www.sedar.com, and our most recent Annual Report on Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

Should the duration, spread or intensity of the COVID-19 pandemic further develop in 2020, our operations could be more significantly impacted. These factors may impact, among other things, our operating plan, production, liquidity, cash flows and valuation of our long-lived assets.

We expect the COVID-19 pandemic to adversely impact our operations including production and operating income in the short term, particularly at our Seabee Gold Operation and Puna Operations where operations are currently suspended. The Government of Argentina has since reinstated mining as an essential business activity, and as a result we are evaluating phased restart plans at our Puna Operations, consistent with government regulations and guidelines; however, there is no assurance if and when such a restart would occur. Our Seabee Gold Operation was voluntarily placed into temporary care and maintenance on March 25, 2020 as a precautionary measure intended to protect our employees, their families and our communities. We are evaluating our options at the Seabee Gold Operation to ensure we are positioned to safely resume normal operations consistent with health and government guidelines; however, there is no assurance when such a restart would occur. Our Marigold mine continues to operate with limited impact from COVID-19, and we have implemented numerous measures intended to protect our employees, including ensuring physical distancing and providing additional protective equipment. However, there is no guarantee that our operations will not be the subject of new or additional suspensions or closures, in whole or in part, in the future.

Governments may also introduce new, or modify existing, laws, regulations, decrees or other orders that could impact our operations or affect our suppliers or customers. In addition, there is the risk that the responses of the relevant governments may be insufficient to contain the impact of the COVID-19 pandemic, which could further impact our ability to operate. Further, there is the risk that one or more of our employees could contract COVID-19 or be directly affected by someone who does contract COVID-19 and is required to self-isolate. This could impact our workforce, our ability to operate at that location and the health of the surrounding community.

Finally, while we expect the COVID-19 pandemic to adversely impact our operations in the short term, it is difficult to predict the long term impact on the global economy, that could in turn materially adversely affect our operations and/or liquidity position. These risks include operational and supply chain delays and disruptions, labour shortages, social unrest, breach of material contracts and customer agreements, increased insurance premiums and/or taxes, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts, including the possibility of a global recession.

Given the uncertainty of the duration and magnitude of the impact of the COVID-19 pandemic, our future operations, including production and cash cost estimates, are subject to a higher than normal degree of risk and uncertainty.

SSR Mining Inc.	MD&A Q1 2020 | 26

8.	NON-GAAP FINANCIAL MEASURES

We have included certain non-GAAP performance measures throughout this document. These performance measures are employed by us to measure our operating and economic performance internally and to assist in decision-making, as well as to provide key performance information to senior management. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate our operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP measures should be read in conjunction with our condensed consolidated interim financial statements.
Non-GAAP financial measures - Cash costs and AISC per payable ounce of precious metals sold
We use total cash costs per ounce of precious metals sold, a non-GAAP financial measure, to monitor our operating performance internally, including operating cash costs. We believe this measure provides investors and analysts with useful information about our underlying cash costs of operations and the impact of by-product credits on our cost structure. We also believe it is a relevant metric used to understand our operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of precious metal, we include the by-product credits as we consider the cost to produce the gold or silver is reduced as a result of the by-product sales incidental to the gold and silver production process, thereby allowing our management and other stakeholders to assess the net costs of gold and silver production. Cash costs per ounce metrics, net of by-product credits, are also used in our internal decision making processes.

AISC includes total production costs incurred at our mining operations, which forms the basis of our by-product cash costs. Additionally, we include sustaining capital expenditures, general and administrative expenses, mine-site exploration and evaluation costs and reclamation cost accretion and amortization. This measure seeks to reflect the full cost of gold and silver production from current operations; therefore, expansionary capital and non-sustaining expenditures are excluded. Certain other cash expenditures, including tax payments and financing costs are also excluded. We believe that this measure represents the total costs of producing gold from current operations and provides us and other stakeholders with additional information about our operating performance and ability to generate cash flows. It allows us to assess our ability to support capital expenditures and to sustain future production from the generation of operating cash flows.

SSR Mining Inc.	MD&A Q1 2020 | 27

The following table provides a reconciliation of our condensed consolidated interim statements of income to cash costs and AISC per payable ounce of precious metals sold for the three month periods indicated below:

(in thousands of USD, unless otherwise noted)	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Marigold mine
Cost of sales (A)	$59,625	$59,936	$52,755	$64,100	$59,282
Add: Treatment and refining costs	28	62	68	56	73
Less: By-product revenue	(10)	(19)	(25)	(13)	(14)
Less: Depreciation and depletion	(11,853)	(12,464)	(11,204)	(14,333)	(14,290)
Cash costs	47,790	47,515	41,594	49,810	45,051
Sustaining capital expenditures	13,900	17,768	10,496	6,924	3,167
Capitalized stripping costs	10,927	2,116	2,031	871	2,293
Exploration and evaluation costs (sustaining)	1,097	332	1,336	954	636
Reclamation and closure costs	353	449	409	268	429
AISC (D)	$74,067	$68,180	$55,866	$58,827	$51,576

Seabee Gold Operation
Cost of sales (B)	$24,966	$22,406	$19,196	$20,475	$22,759
Add: Treatment and refining costs	38	46	(4)	52	33
Less: By-product revenue	(8)	(24)	(11)	(7)	(8)
Less: Depreciation and depletion	(9,918)	(10,124)	(8,771)	(7,761)	(9,712)
Cash costs	15,078	12,304	10,410	12,759	13,072
Sustaining capital expenditures	9,027	2,633	5,406	3,358	8,772
Capitalized development	3,067	3,313	3,352	3,345	3,379
Exploration and evaluation costs (sustaining)	—	—	768	605	1,251
Reclamation and closure costs	34	35	34	34	34
AISC (E)	$27,206	$18,285	$19,970	$20,101	$26,508

Puna Operations
Cost of sales (C)	$35,089	$36,348	$23,991	$40,747	$13,972
Add: Treatment and refining costs	2,059	2,916	1,687	3,887	1,709
Less: By-product revenue	(6,834)	(10,388)	(4,178)	(12,306)	(6,116)
Less: Depreciation and depletion	(6,864)	(6,921)	(1,353)	(8,078)	(1,146)
Cash costs (3)	23,450	21,955	20,147	24,250	8,419
Sustaining capital expenditures	2,088	2,134	1,839	1,157	1,543
Capitalized stripping costs	2,192	2,565	1,385	6,273	6,191
Exploration and evaluation costs (sustaining)	150	492	229	65	1
Reclamation and closure costs	629	433	994	605	590
AISC (F) (3)	$28,509	$27,579	$24,594	$32,350	$16,744

Cost of sales, per consolidated statement of income (loss) (A+B+C)	$119,680	$118,690	$95,942	$125,322	$96,013

AISC (total for all mines) (D+E+F)	$129,782	$114,044	$100,430	$111,278	$94,828
General and administrative costs	2,325	10,242	7,602	6,214	6,871
AISC - consolidated	$132,107	$124,286	$108,032	$117,492	$101,699

SSR Mining Inc.	MD&A Q1 2020 | 28

	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Marigold mine
Payable ounces of gold sold (oz)	58,000	61,054	50,617	59,666	55,486
Cash costs per payable gold ounce sold ($/oz)	$824	$778	$822	$835	$812
AISC per payable gold ounce sold ($/oz)	$1,277	$1,117	$1,104	$986	$930

Seabee Gold Operation
Payable ounces of gold sold (oz)	27,700	24,350	27,928	24,264	27,985
Cash costs per payable gold ounce sold ($/oz)	$544	$505	$373	$526	$467
AISC per payable gold ounce sold ($/oz)	$982	$751	$715	$828	$947

Puna Operations
Payable ounces of silver sold (oz)	1,738,201	2,466,481	1,416,487	2,474,058	847,286
Cash costs per payable silver ounce sold ($/oz) (3)	$13.49	$8.90	$14.22	$9.80	$9.94
AISC per payable silver ounce sold ($/oz) (3)	$16.40	$11.18	$17.36	$13.08	$19.76

Realized gold price ($/oz)	1,597	1,480	1,480	1,314	1,303
Realized silver price ($/oz)	17.47	17.32	17.31	14.92	15.35

Precious metals equivalency
Total cash costs (for all metals)	$86,318	$81,774	$72,151	$86,819	$66,542
Equivalent payable gold ounces sold (1,2)	104,715	114,268	95,112	112,022	93,452
Cash costs per equivalent payable gold ounce sold ($/oz)	$824	$716	$759	$775	$712
Consolidated AISC per equivalent payable gold ounce sold ($/oz)	$1,262	$1,088	$1,136	$1,049	$1,088

(1)
Gold equivalent ounces have been established using realized metal prices per payable ounce of precious metal sold in the period and applied to the recovered metal content of the gold and silver sold by the Marigold mine, the Seabee Gold Operation and Puna Operations. We have not included zinc and lead as they are considered a by-product.

(2)	Equivalent payable gold ounces sold may not calculate based on amounts presented in this table due to rounding.

(3)	Puna Operations cash costs and AISC per payable silver ounce sold for the period ending March 31, 2020 include an $8.5 million write-down of inventories to net realizable value.

Non-GAAP financial measures - adjusted attributable net income

We have included the non-GAAP financial performance measures of adjusted attributable income before tax, adjusted attributable income tax expense, adjusted attributable net income and adjusted basic attributable income per share. Adjusted attributable net income excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties and exploration and evaluation assets, impairment charges and reversals, unrealized and realized gains and losses on financial instruments, significant non-cash foreign exchange impacts as well as other significant non-cash, non-recurring items. We exclude these items from net income to provide a measure which allows investors to evaluate the operating results of our underlying core operations and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance.

SSR Mining Inc.	MD&A Q1 2020 | 29

The following table provides a reconciliation of adjusted net income to our condensed consolidated interim financial statements:

	Three months ended March 31,
(in thousands of USD, unless otherwise noted)	2020	2019

Income before income tax	$29,975	$8,897
Non-controlling interest	—	732
Income before tax attributable to our equity holders	29,975	9,629

Adjusted for:
Non-cash finance expense, net of non-cash finance income	3,532	4,999
Non-cash foreign exchange loss	1,003	296
Write-down/loss on disposal of mineral properties, plant and equipment	722	—
Loss on redemption of convertible notes	—	5,423
Write-down of inventories to net realizable value	8,495	—
Care and maintenance expenses	1,330	—
Other items	—	1,199
Adjusted attributable income before tax to our equity holders	45,057	21,546

Income tax expense for the period	(5,999)	(3,165)

Adjusted for:
Change in prior period estimates	(394)	209
Tax impact on the redemption of convertible notes	—	(1,687)
Other items	130	297
Adjusted attributable income tax expense	(6,263)	(4,346)

Adjusted attributable net income to our equity holders	$38,794	$17,200

Weighted average shares outstanding (000's)	123,228	121,023

Adjusted basic attributable income per share to our equity holders ($)	$0.31	$0.14
Non-GAAP financial measures - realized metal prices
We use the financial measure "average realized gold price" and "average realized silver price", which are non-GAAP financial measures, to supplement information in our consolidated financial statements. We use this information to evaluate our performance relative to average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with revenue information in our consolidated financial statements.

Average realized metal prices represent the sale price of the underlying metal before deducting treatment and refining charges and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, divided by the quantity of the respective units of metals sold. The quantity is the payable metal sold, inclusive of any adjustments upon final settlement.

SSR Mining Inc.	MD&A Q1 2020 | 30

9.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

Our condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Our condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2019.

The accounting policies applied in the preparation of our condensed consolidated interim financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2019.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the condensed consolidated interim financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. The critical judgments and key sources of estimation uncertainty that have the most significant effect in the preparation of our condensed consolidated interim financial statements for the three months ended March 31, 2020 are consistent with those disclosed in Note 3 of our consolidated financial statements for the year ended December 31, 2019.

10.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
In March 2020, all of our corporate office staff and many site administrative personnel began working from home in response to the COVID-19 pandemic. This change required certain processes and controls that were previously performed or documented manually to be completed and retained in electronic form. Despite these changes required by the current environment, there have been no changes in our internal control over financial reporting or disclosure controls and procedures during the three months ended March 31, 2020, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

SSR Mining Inc.	MD&A Q1 2020 | 31

11.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: forecasts; outlook; guidance; future production of gold, silver and other metals; timing of production; future cash costs and AISC per payable ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; our ability to discover new areas of mineralization, to add Mineral Reserves and to define additional Mineral Resources; the timing and extent of capital investment at our operations; the timing and extent of capitalized stripping at our operations; the timing of production and production levels and our expected drill programs at each of the Marigold mine, the Seabee Gold Operation and Puna Operations; the impact of the COVID-19 outbreak on our business and financial condition, including the suspension of operations at the Seabee Gold Operation and Puna Operations and the timing, development and implementation of phased restart plans and results thereof, including our intention to commence underground development at followed by underground mining, and then restart of milling operations, at our Seabee Gold Operation and steady state operations at our Puna Operations during June 2020 at the earliest; our eligibility for COVID-19 government support programs; the timing, focus and results of our exploration and development programs, including our ability to achieve certain exploration objectives depending on the duration of the suspension at the Puna Operations and Seabee Gold Operation; the Marigold mine continuing to operate with limited impact from COVID-19, including exploration activities at the Marigold mine continuing as planned; the anticipated completion of the announced transaction with Alacer and the timing and benefits thereof; current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months; movements in commodity prices not impacting the value of any financial instruments; estimated production rates for gold, silver and other metals produced by us; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement; estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us and the timing thereof; and our plans and expectations for our properties and operations.
These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development and exploration plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects, including as a result of COVID-19; the duration of the suspension of operations at the Seabee Gold Operation and Puna Operations, and the development and implementation of plans to resume operations; disruptions to our supply chain, customers and workforce due to the COVID-19 outbreak; the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects our operations or liquidity position; failure to obtain any required regulatory and other approvals (or to do so in a timely manner) in connection with the announced transaction with Alacer; the anticipated timeline for completion of the transaction with Alacer may change for a number of reasons, including the inability to secure necessary regulatory, stock exchange or other approvals in the time assumed, developments with respect to the COVID-19 pandemic or the need for additional time to satisfy the conditions to the completion of the transaction; our ability to replace Mineral Reserves; commodity price and exchange rate fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrates and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failing to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance

SSR Mining Inc.	MD&A Q1 2020 | 32

with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples' title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of VAT and significant delays in the VAT collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; complying with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; the ability to fully realize the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence; increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; an event of default under our 2013 Notes or our 2019 Notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; epidemics, pandemics or other public health crises could adversely affect our business; information systems security threats; the ability to fully realize our interest in deferred consideration received in connection with divestitures; conflicts of interest that could arise from certain of our directors' and/or officers' involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it.
Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months, our ability to continue operating the Marigold mine, our ability to resume operations at the Seabee Gold Operation and Puna Operations, there being no cases of COVID-19 in our workforce or any requirement for employees to self-isolate to the extent that such cases of COVID-19 impact our operations, the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID19 outbreak, long-term effects of the outbreak not having a material adverse impact on our operations or liquidity position, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets other than as set out herein (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

SSR Mining Inc.	MD&A Q1 2020 | 33

Qualified Persons
The scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by Greg Gibson, P.E., and James N. Carver, each of whom is a SME Registered Member and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Gibson is our General Manager and Mr. Carver is our Exploration Manager at the Marigold mine. The scientific and technical information contained in this MD&A relating to the Seabee Gold Operation has been reviewed and approved by Samuel Mah, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Mah is our Director, Mine Planning, and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this MD&A relating to Puna Operations has been reviewed and approved by Robert Gill, P.Eng. and F. Carl Edmunds, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Gill is our General Manager at Puna Operations and Mr. Edmunds is our Vice President, Exploration.
Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates
This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.
In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

SSR Mining Inc.	MD&A Q1 2020 | 34